SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

J2 Global, Inc.

(Name of Subject Company (Issuer))

J2 Global, Inc.

(Name of Filing Person (Issuer))

3.25% Convertible Senior Notes due 2029

(Title of Class of Securities)

48123V AC6

(CUSIP Number of Class of Securities)

Jeremy D. Rossen

Executive Vice President, General Counsel

J2 Global, Inc.

700 S. Flower Street, 15th Floor

Los Angeles, California 90017

(323) 860-9200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$402,409,000	$43,902.82

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2029 (the “Notes”), as described herein and subject to the terms and conditions set forth herein, is 100% of the principal amount of the Notes, plus any accrued and unpaid interest thereon up to, but not including, the date of repurchase. As of May 13, 2021, there was $402,409,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $402,409,000.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, and equals $109.10 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of, and subject to the conditions set forth in the Indenture, dated as of June 10, 2014 (the “Base Indenture”), between J2 Global, Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of June 17, 2014, between the Company and the Trustee (the “Supplemental Indenture,” and the Base Indenture together with the Supplemental Indenture, the “Indenture”), relating to the Company’s 3.25% Convertible Senior Notes due 2029 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes, at such Holder’s option, to sell (the “Put Right”) and the obligation of the Company to repurchase 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, June 15, 2021, as set forth in the Company’s Put Right Notice to Holders of 3.25% Convertible Senior Notes due 2029, dated May 14, 2021, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Put Right Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right Notice is incorporated by reference into this Schedule TO. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Put Right Notice.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to Holders surrendering Notes consists solely of cash, (ii) the Put Right is not subject to any financing conditions, (iii) the Put Right applies to all outstanding Notes and (iv) the Company is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2021

J2 GLOBAL, INC.

By:	/s/ Jeremy Rossen
	Name:	Jeremy Rossen
	Title:	Executive Vice President, General Counsel

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Put Right Notice to Holders of 3.25% Convertible Senior Notes due 2029, dated May 14, 2021, including form of Repurchase Notice.

(a)(2)	IRS Form W-9.

(a)(3)	Press release dated May 14, 2021.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 10, 2014, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed on June 10, 2014).

(d)(2)	First Supplemental Indenture, dated as of June 17, 2014, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 17, 2014).

(d)(3)	Form of 3.25% Convertible Senior Notes due 2029 (incorporated by reference to the form of note attached as Exhibit A to the First Supplemental Indenture, dated as of June 17, 2014, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 17, 2014)).

(g)	Not applicable.

(h)	Not applicable.